Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel:    215.963.5000

Fax:   215.963.5001

www.morganlewis.com

Alan Singer

215-963-5224

asinger@morganlewis.com

April 28, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Jennifer R. Hardy, Legal Branch Chief
Division of Corporation Finance

Re:	Church & Dwight Co., Inc.

Annual Report on Form 10-K for the

    fiscal year ended December 31, 2004

Filed March 11, 2005

File No. 1-10585

Dear Ms. Hardy:

On behalf of Church & Dwight Co., Inc. (the “Company”), we are responding to the comment of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 26, 2005 to James R. Craigie, President and Chief Executive Officer of the Company, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2004 (the “Church & Dwight 10-K”).

For your convenience we have reproduced the staff’s comment in italics below followed by the Company’s response to your comments.

Comment:

We note your statement under (a) that “A controls system cannot provide absolute assurance, however, that the objectives of the control system are met.” Revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove in future filings the reference to the level of assurance of your disclosure controls and procedures. Refer to section II.F.4. of Release No. 34-47986 that is available on the Commission’s website at www.sec.gov.

Securities and Exchange Commission

April 28, 2005

Company response:

In future filings, the Company will not include the sentence beginning with the words: “A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met . . .”.

Accompanying this letter is the written statement from the Company requested in your letter.

Thank you for your consideration. If you have any questions or comments, please contact me at (215) 963-5224.

Very truly yours,

/s/ Alan Singer

AS

Enclosure

cc:	Mr. Zvi Eiref

Susan A. Goldy, Esquire

Edward M. Kelly, Esquire